

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 5, 2008

VIA U.S. MAIL AND FAX (866) 611-7476

Michael O'Neill
Vice President, Chief Financial Officer and Treasurer
Mentor Corporation
201 Mentor Drive
Santa Barbara, California 93111

> **Re:** **Mentor Corporation**
> **Form 10-K for the fiscal year ended March 31, 2007**
> **Filed May 30, 2007**
> **Form 10-Q for the fiscal quarter ended December 28, 2007**
> **File No. 001-31744**

Dear Mr. O'Neill:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Financial Statements, page 52

Consolidated Statements of Cash Flows, page 57

1.   We note that you start your presentation of cash flows from operating activities with 'income from continuing operations.' Please revise future filings to start with net income as required by paragraph 28 of SFAS 95, or explain to us why your presentation complies with U.S. GAAP.

Note E – Accounts Payable and Accrued Liabilities and Long-Term Accrued Liabilities, page 65

2.   We note on page 60 that you have *current and long-term* deferred revenue, which includes funds received in connection with purchases of the enhanced advantage breast implant limited warranty program. Yet, we note all of your deferred revenue is recorded as current liabilities. Please tell us why.

Form 10-Q for the quarterly period ended December 28, 2007

Financial Statements, page 4

Note C – Interim Reporting, page 11

3.   We note that your three quarterly interim reporting periods are the thirteen-week periods ending on the Friday nearest the end of the third calendar month, however to facilitate ease of presentation, you show each interim period as if it ended on the last day of the appropriate calendar month.

·   Please confirm that your financial statements are in fact presented as of and for the 13 weeks ended on the Friday nearest the end of the third calendar month. Otherwise, please clearly explain the adjustments you made in order to present the information as of the end of the last day of each appropriate month.

·   Tell us why management believes such presentation is appropriate.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645, or me at (202) 551-3604 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Kaitlin Tillan
Assistant Chief Accountant